Bank of America Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	27-Aug-10

Administrator:

Steven Orlandino 312.992.5650
steven.orlandino@bankofamerica.com

Issue Id:	SAT00701
Monthly Data File Name:	SAT00701_201009_3.ZIP

Reporting Package Table of Contents

Closing Date:	1-Mar-2007
First Payment Date:	4-Sep-2007
Rated Final Payment Date:	1-Mar-2097
Determination Date:	1-Sep-2010

Trust Collection Period
3/2/2010 - 9/1/2010

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Moody's Investors Service/Standard & Poor's Rating Services

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	27-Aug-10

Grantor Trust

Class CUSIP	Original Face Value (1)	Opening Balance Factor per $ 1000	Principal Payment Factor per $ 1000	Principal Adj. or Loss Factor per $ 1000	Negative Amortization Factor per $ 1000	Closing Balance Factor per $ 1000	Interest Payment (2) Factor per $ 1000	Interest Adjustment Factor per $ 1000	Pass-Through Rate Next Rate(3)
A 80412E202	54,500,000.00	54,500,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	54,500,000.00 1000.000000000	1,907,500.00 35.000000000	0.00 0.000000000	7.0000000000% Fixed
B 80412EAA1	3,690,000.00 N	3,690,000.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	3,690,000.00 1000.000000000	164,813.00 44.664769648	0.00 0.000000000	0.0000000000%
Total	54,500,000.00	54,500,000.00	0.00	0.00	0.00	54,500,000.00	2,072,313.00	0.00	

Total P&I Payment	2,072,313.00

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	27-Aug-10

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	2,077,813.10
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	2,077,813.10
Unscheduled Interest:	
PPY/YM Penalties (+)	0.00
Other Interest Proceeds (+)	0.00
Retained Interest (-)	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	2,077,813.10
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	(5,500.00)
Fee Strips	0.00
Misc. Fees	0.00
Total	(5,500.00)
Cumulative Extraordinay Trust Expense	0.00
Total Interest Due Certs	2,072,313.10

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	2,077,813.10
Remittance P&I Due Certs	2,072,313.10

Pool Balance Summary

	Balance	Count
Beginning Pool	58,190,000.00	2
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	58,190,000.00	2

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	27-Aug-10

Bond Interest Reconciliation Detail

Class	Accrual		Opening Balance	Pass-Through Rate	Accrued Certificate Interest	Total Interest Additions	Total Interest Deductions	Distributable Certificate Interest	Interest Payment Amount	Current Period Shortfall Recovery	Remaining Outstanding Interest Shorfalls	Credit Support	
	Method	Days										Original	Current (1)
A	30/360	180	54,500,000.00	7.0000000000%	1,907,500.00	0.00	0.00	1,907,500.00	1,907,500.00	0.00	0.00	NA	NA
B	30/360		3,690,000.00	0.0000000000%	164,813.00	0.00	0.00	164,813.00	164,813.00	0.00	0.00	NA	NA
					2,072,313.00	0.00	0.00	2,072,313.00	2,072,313.00	0.00	0.00		

(1) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	27-Aug-10

Bond Interest Reconciliation Detail

Class	Prior Interest Due Date	Current Interest Due Date	Additions					Deductions			Distributable Certificate Interest	Interest Payment Amount
			Prior Interest Shortfall Due	Interest Accrual on Prior Shortfall	Prepayment Premiums	Yield Maintenance	Other Interest Proceeds (1)	Allocable PPIS	Deferred & Accretion Interest	Interest Loss Expense		
A	1-Mar-2010	1-Sep-2010	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,907,500.00	1,907,500.00
B	1-Mar-2010	1-Sep-2010	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	164,813.00	164,813.00
			0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,072,313.00	2,072,313.00

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the Bondholder's Distributable Interest.

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	27-Aug-10

Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)				
		Fitch	Moody's	S&P	Fitch	Moody's		S&P	
A	80412E202	NR	Baa3	BBB-		Ba1	4/15/09	BB+	4/22/10
B	80412EAA1	NR	Baa3	BBB-				BB+	4/22/10

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to Bank of America within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, Bank of America recommends that investors obtain current rating information directly from the rating agency.

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	27-Aug-10

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Bank of America *Merrill Lynch*

Structured Asset Trust Unit Repackagings (SATURNS)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1

Statement Date:	01-Sep-10
Payment Date:	01-Sep-10
Prior Payment:	01-Mar-10
Next Payment:	01-Mar-11
Record Date:	27-Aug-10

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
None	N/A	N/A

Underlying Information

Name	J.C.Penney Corporation 7.625% Debentures
Cusip	887360AT2
Balance	54,500,000.00
Current Rate	7.625%
Next Rate	7.625%
Amount Received	
Ratings Moody/S&P/Fitch	Baa3/BBB-/NR